PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT (the “Agreement”), dated as of May 30, 2023 (the “Execution Date”), is entered into by and between CYBIN INC., a corporation incorporated and existing under the laws of the Province of Ontario (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (the “Investor”).
WHEREAS:
Subject to the terms and conditions set forth in this Agreement, the Company wishes to sell to the Investor from time to time in its sole discretion, and the Investor wishes to buy from the Company, up to Thirty Million Dollars (US$30,000,000) of the common shares in the capital of the Company (the “Common Shares”). The Common Shares to be purchased by the Investor hereunder are referred to herein as the “Purchase Shares.” Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that compliance with the limitations set forth in this paragraph and elsewhere in this Agreement with respect to the maximum dollar amounts and/or number of Securities (as defined herein) that may be issued and sold by the Company to the Investor under this Agreement shall be the sole responsibility of the Company, and that the Investor shall have no obligation in connection with such compliance. The transactions contemplated by the Transaction Documents (as defined herein), including the issuance and sale of the Securities pursuant to this Agreement (collectively, the “Transactions”), will be effected pursuant to the Registration Statement filed by the Company and declared effective by the SEC and the U.S. Prospectus (as such terms are defined herein).
The Company has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Preliminary Base Prospectus and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus in respect of an aggregate of up to CAD$125,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of Common Shares (including the Securities to be issued and sold pursuant to this Agreement), warrants, debt securities, subscription receipts and units of the Company (collectively, the “Shelf Securities”), in each case in accordance with Canadian Securities Laws (as defined herein). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt (the “Receipt”) evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated July 5, 2021 filed with the Canadian Qualifying Authorities relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”). The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be incorporated by reference in the Canadian Base Prospectus. As used herein, “Canadian Prospectus Supplement” means the prospectus supplement to the Canadian Base Prospectus qualifying the Securities to be issued by the Company pursuant to this Agreement that has been filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws.

The “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws), together with the Canadian Base Prospectus.
The Company has prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-259994) covering the registration of the Shelf Securities (including the Securities to be issued and sold pursuant to this Agreement) under the Securities Act (as defined herein) and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.”
The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Securities, to be filed by the Company with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (“Rule 433”) relating to the Securities that (i) is required to be filed with the SEC by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).
Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses (as such terms are defined herein) or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.
All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act (as defined herein), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus, as the case may be.
NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor hereby agree as follows:
1.CERTAIN DEFINITIONS.
For purposes of this Agreement, the following terms shall have the following meanings:
(a)“Accelerated Purchase Date” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, the Business Day immediately following the applicable Regular Purchase Date with respect to the corresponding Regular Purchase referred to in clause (i) of the second sentence of Section 2(b) hereof.
(b)“Accelerated Purchase Minimum Price Threshold” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, the greater of (i) one hundred five percent (105%) of the applicable Maximum Discounted Price per Common Share for such Accelerated Purchase, and (ii) the minimum per share price threshold set forth by the Company (if any) in the applicable Accelerated Purchase Notice for such Accelerated Purchase.
(c)“Accelerated Purchase Notice” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to purchase the number of Purchase Shares specified by the Company therein as the Accelerated Purchase Share Amount to be purchased by the Investor (such specified Accelerated Purchase Share Amount subject to adjustment in accordance with Section 2(b) hereof as necessary to give effect to the Purchase Share amount limitations applicable to such Accelerated Purchase Share Amount as set forth in this Agreement) at the applicable Accelerated Purchase Price on the applicable Accelerated Purchase Date for such Accelerated Purchase.

(d)“Accelerated Purchase Price” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, the greater of: (1) ninety-seven percent (97%) of the lower of (i) the VWAP for the period beginning at 9:30:01 a.m., Eastern time, on the applicable Accelerated Purchase Date, or such other time publicly announced by the Principal Market as the official open (or commencement) of trading on the Principal Market on such applicable Accelerated Purchase Date, or such later time on the applicable Accelerated Purchase Date as mutually agreed by the Company and the Investor and set forth in the applicable Accelerated Purchase Notice for such Accelerated Purchase (the “Accelerated Purchase Commencement Time”), and ending at the earliest of (A) 4:00:00 p.m., Eastern time, on such applicable Accelerated Purchase Date, or such other time publicly announced by the Principal Market as the official close of trading on the Principal Market on such applicable Accelerated Purchase Date, (B) such time, from and after the Accelerated Purchase Commencement Time for such Accelerated Purchase, that the total number (or volume) Common Shares traded on the Principal Market has exceeded the applicable Accelerated Purchase Share Volume Maximum, and (C) such time, from and after the Accelerated Purchase Commencement Time for such Accelerated Purchase, that the Sale Price has fallen below the applicable Accelerated Purchase Minimum Price Threshold (such earliest of (1)(i)(A), (1)(i)(B) and (1)(i)(C) above, the “Accelerated Purchase Ending Time”), and (ii) the Closing Sale Price of the Common Shares on such applicable Accelerated Purchase Date; and (2) the applicable Maximum Discounted Price per Common Share for such Accelerated Purchase (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction).
(e)“Accelerated Purchase Share Amount” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, the number of Purchase Shares directed by the Company to be purchased by the Investor in the applicable Accelerated Purchase Notice, which number of Purchase Shares shall not exceed the lesser of (i) 300% of the number of Purchase Shares directed by the Company to be purchased by the Investor pursuant to the corresponding Regular Purchase referred to in clause (i) of the second sentence of Section 2(b) hereof (such corresponding Regular Purchase being subject to the applicable Regular Purchase Share Limit) and (ii) an amount equal to (A) the Accelerated Purchase Share Percentage multiplied by (B) the total number (or volume) of Common Shares traded on the Principal Market during the period on the applicable Accelerated Purchase Date beginning at the Accelerated Purchase Commencement Time for such Accelerated Purchase and ending at the Accelerated Purchase Ending Time for such Accelerated Purchase; provided, however, that that the parties may mutually agree in writing to increase the Accelerated Purchase Share Amount applicable to any Accelerated Purchase, subject to the Company’s receipt of all necessary approvals and consents.
(f)“Accelerated Purchase Share Percentage” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, thirty percent (30%).
(g)“Accelerated Purchase Share Volume Maximum” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, a number of Common Shares equal to (i) the number of Purchase Shares specified by the Company in the applicable Accelerated Purchase Notice as the Accelerated Purchase Share Amount to be purchased by the Investor in such Accelerated Purchase, divided by (ii) the Accelerated Purchase Share Percentage (to be appropriately adjusted for any applicable reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction).
(h) “Alternate Adjusted Regular Purchase Share Limit” means, with respect to a Regular Purchase made pursuant to Section 2(a) hereof, the maximum number of Purchase Shares which, taking into account the applicable per share Regular Purchase Price therefor calculated in accordance with this Agreement, would enable the Company to deliver to the Investor, on the applicable Regular Purchase Date for such Regular Purchase, a Regular Purchase

Notice for a Purchase Amount equal to, or as closely approximating without exceeding, One Hundred Thousand Dollars ($100,000).
(i)“Applicable Laws” means, in relation to any person, the Business or the offering of the Securities as contemplated herein, all applicable laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such person is bound or having application to the Business or the offering of the Securities as contemplated herein and any amendments or supplements to, or replacements and substitutions of, any of the foregoing;
(j)“Authorizations” means all material licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws.
(k)“Available Amount” means, initially, Thirty Million Dollars ($30,000,000) in the aggregate, which amount shall be reduced by the Purchase Amount each time the Investor purchases Purchase Shares pursuant to Section 2 hereof.
(l)“Bankruptcy Law” means the Bankruptcy and Insolvency Act (R.S.C. 1985, c. B-3), Title 11, U.S. Code, or any similar federal, state, provincial or foreign law for the relief of debtors and the rules and regulations promulgated thereunder.
(m)“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus.
(n)“Business” means the business of delivery of psilocin, psilocybin, DMT, DMT analogs, psilocybin analogues, and a range of tryptamines and phenylethylamines, other restricted drugs or controlled substances, or other drug substances for therapeutic purposes, including the development, formulation and compounding of drug products including the above or other drug substances, including in the context of clinical trials, research, development, commercialization, licensing, service delivery; development of drug and device combination products for the delivery of drugs; digital therapeutics; development of psychotherapy services, or other contexts within the pharmaceutical, biotechnology, and medical device fields.
(o)“Business Day” means any day on which the Principal Market is open for trading, including any day on which the Principal Market is open for trading for a period of time less than the customary time.
(p)“Canadian Base Prospectus” has the meaning given thereto in the Recitals.
(q)“Canadian Marketplace” means any “marketplace” (as such term is defined in NI 21-101) in Canada, including, without limitation, the NEO.
(r)“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Company dated June 11, 2021, and filed with the Canadian Qualifying Authorities.
(s)“Canadian Prospectus” has the meaning given thereto in the Recitals.
(t)“Canadian Prospectus Supplement” has the meaning given thereto in the Recitals.

(u)“Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada.
(v)“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada.
(w)“Canadian Securities Laws” means securities laws and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions.
(x)“Closing Sale Price” means, for any security as of any date, the last closing sale price for such security on the Principal Market as reported by the Principal Market.
(y)“Confidential Information” means any information disclosed by either party to the other party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, prototypes, samples, plant and equipment), which is designated as “Confidential,” “Proprietary” or some similar designation. Information communicated orally shall be considered Confidential Information if such information is confirmed in writing as being Confidential Information within ten (10) Business Days after the initial disclosure. Confidential Information may also include information disclosed to a disclosing party by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already in the possession of the receiving party without confidential restriction at the time of disclosure by the disclosing party as shown by the receiving party’s files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party’s obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the receiving party’s possession; or (vi) is required by law to be disclosed by the receiving party, provided that the receiving party gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.
(z)“Continuous Disclosure Materials” means all reports and other documents published or filed by the Company with the Canadian Qualifying Authorities or the SEC as at the date of this Agreement, as supplemented from time to time.
(aa)“CDSA” means the Controlled Drugs and Substances Act (Canada).
(ab)“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
(ac)“Criminal Code” means the Criminal Code (Canada).
(ad)“DEA” means the United States Drug Enforcement Administration.
(ae)“DTC” means The Depository Trust Company, or any successor performing substantially the same function for the Company in the United States.
(af)“DWAC Shares” means Common Shares that are (i) issued in electronic form, (ii) within the United States of America, freely tradable and transferable and without restriction on resale and (iii) credited by the Company to the Investor’s or its designee’s specified Deposit/Withdrawal at Custodian (DWAC) account with DTC under its Fast Automated Securities Transfer (FAST) Program or any similar program hereafter adopted by DTC performing substantially the same function within the United States of America.
(ag)“Environmental Laws” has the meaning given thereto in Section 4(uu) hereof.
(ah)“Environmental Permits” has the meaning given thereto in Section 4(uu) hereof.
(ai)“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(aj)“FDA (Canada)” means the Food and Drugs Act (Canada).
(ak)“FDA (US)” means the United States Food and Drug Administration.
(al)“FDR-C” means part C of the Food and Drugs Regulations (Canada) of the FDA (Canada).
(am)“FDR-J” means part J of the Food and Drugs Regulations (Canada) of the CDSA.
(an)“Floor Price” means, with respect to a Regular Purchase made pursuant to Section 2(a) hereof, $0.15, which shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction and, effective upon the consummation of any of the foregoing, the Floor Price shall mean the lower of (i) the adjusted price and (ii) $0.15.
(ao)“Fully Adjusted Regular Purchase Share Limit” means, with respect to any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction from and after the date of this Agreement, the Regular Purchase Share Limit (defined below) in effect on the applicable date of determination, after giving effect to the full proportionate adjustment thereto made pursuant to this Agreement for or in respect of such reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction.
(ap)“Governmental Authority” means any other federal, state, or foreign governmental authority having authority over the Company.
(aq)“issuer free writing prospectus” has the meaning given thereto in the Recitals.
(ar)“Intellectual Property Rights” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders’ rights, trademark, industrial design, copyright, Plant Varieties Protection Act registrations and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction in any part of the world.
(as)“IT Systems” has the meaning given thereto in Section 4(ss) hereof.
(at)“Leased Premises” means the real property occupied by the Company or any of its Subsidiaries as a tenant, as the case may be, which are material to the Company or any Subsidiary, as the case may be.
(au)“Material Adverse Effect” means any material adverse effect on (i) the enforceability of this Agreement in Canada or the United States, (ii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date of determination, or (iii) the results of operations, assets, business or financial condition of the Company and its Subsidiaries, taken as a whole, other than in the case of this clause (iii) any material adverse effect that resulted exclusively from (A) any change in the United States, Canadian or foreign economies or securities or financial markets in general that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (B) any change that generally affects the industry in which the Company or any of its Subsidiaries operates that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) any change arising in connection with the COVID-19 pandemic, earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Investor, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any change in applicable laws or accounting rules that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement.
(av)“material change” has the meaning given thereto under Canadian Securities Laws.
(aw)“material fact” has the meaning given thereto under Canadian Securities Laws.
(ax)“Maturity Date” means the first day of the month immediately following the thirty-six (36) month anniversary of the Commencement Date.
(ay)“Maximum Discounted Price” means, (i) with respect to a Regular Purchase made pursuant to Section 2(a) hereof, eighty percent (80%) of the Closing Sale Price per Common Share on the Principal Market as of the official close of trading on the Principal Market on the Regular Purchase Date for such Regular Purchase as reported on the Principal Market, and (ii) with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, eighty percent (80%) of the Closing Sale Price per Common Share on the Principal Market as of the official close of trading on the Principal Market on the Business Day immediately preceding the Accelerated Purchase Date for such Accelerated Purchase as reported on the Principal Market (in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction).
(az)“NEO” means the Neo Exchange Inc.
(ba)“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

(bb)“NI 44-102” means National Instrument 44-102 – Shelf Distributions.
(bc)“NI 52-109” means National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings.
(bd)“NYSE American” means the NYSE American, LLC.
(be)“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent in all material respects with past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the person, in each case, as is determined as of the relevant date.
(bf)“Permits” means all approvals, licenses, certificates, certifications, clearances, consents, grants, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate U.S. federal, state or local Governmental Authority (including, without limitation, the FDA (US), the DEA, or any other federal, state, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials) necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Registration Statement and the Prospectuses.
(bg)“Person” means an individual or entity including but not limited to any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.
(bh)“Personal Data” has the meaning given thereto in Section 4(ss) hereof.
(bi)“Principal Market” means the NYSE American; provided, however, that in the event the Common Shares are ever not listed or traded on the NYSE American and are listed or traded on The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the New York Stock Exchange, the NYSE Arca, or the OTCQB or the OTCQX operated by OTC Markets Group, Inc. (or any nationally recognized successor to any of the foregoing), then the “Principal Market” shall mean such other United States Marketplace on which the Common Shares are then listed or traded (it being hereby acknowledged and agreed that the term “Principal Market” for all purposes of this Agreement and the Transactions shall not include the NEO or any other Canadian Marketplace).
(bj)“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.
(bk)“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus.
(bl)“Purchase Amount” means, with respect to a Regular Purchase made pursuant to Section 2(a) hereof, an Accelerated Purchase made pursuant to Section 2(b) hereof, as applicable, the portion of the Available Amount to be purchased by the Investor pursuant to Section 2 hereof.
(bm)“Receipt” has the meaning given thereto in the Recitals.
(bn)“Registration Statement” has the meaning given thereto in the Recitals.
(bo)“Regular Purchase Date” means, with respect to a Regular Purchase made pursuant to Section 2(a) hereof, the Business Day on which the Investor receives, after 4:00 p.m.,

Eastern time, but prior to 7:00 p.m., Eastern time, on such Business Day, a valid Regular Purchase Notice for such Regular Purchase in accordance with this Agreement.
(bp)“Regular Purchase Notice” means, with respect to a Regular Purchase made pursuant to Section 2(a) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to purchase in such Regular Purchase the number of Purchase Shares specified by the Company therein (such specified number of Purchase Shares subject to adjustment as necessary to give effect to the Regular Purchase Share Limit applicable to such Regular Purchase as set forth in this Agreement) at the applicable Regular Purchase Price on the applicable Regular Purchase Date for such Regular Purchase.
(bq)“Regular Purchase Price” means, with respect to a Regular Purchase made pursuant to Section 2(a) hereof, the lower of: (i) the lowest Sale Price on the applicable Regular Purchase Date for such Regular Purchase and (ii) the arithmetic average of the three (3) lowest Closing Sale Prices for the Common Shares during the ten (10) consecutive Business Days ending on the Business Day immediately preceding such Regular Purchase Date for such Regular Purchase (in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction that occurs on or after the date of this Agreement).
(br)“Regular Purchase Share Limit” means, with respect to a Regular Purchase made pursuant to Section 2(a) hereof, Two Hundred Seventy-Five Thousand (275,000) Purchase Shares, subject to adjustment as set forth below; provided, however, that (i) the Regular Purchase Share Limit shall be increased to Three Hundred Thousand (300,000) Purchase Shares, if the Closing Sale Price of the Common Shares on the applicable Regular Purchase Date is not below $0.40, (ii) the Regular Purchase Share Limit shall be increased to Five Hundred Thousand (500,000) Purchase Shares, if the Closing Sale Price of the Common Shares on the applicable Regular Purchase Date is not below $0.50 and (iii) the Regular Purchase Share Limit shall be increased to Seven Hundred Fifty Thousand (750,000) Purchase Shares, if the Closing Sale Price of the Common Shares on the applicable Regular Purchase Date is not below $0.70 (all of which share and dollar amounts shall be appropriately proportionately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction; provided that if, after giving effect to the full proportionate adjustment to the Regular Purchase Share Limit therefor, the Fully Adjusted Regular Purchase Share Limit then in effect would preclude the Company from delivering to the Investor, on a Regular Purchase Date for a Regular Purchase hereunder, a Regular Purchase Notice for a Purchase Amount for which the total Regular Purchase Price payable by the Investor therefor would not equal or exceed One Hundred Thousand Dollars ($100,000) (which shall be determined by multiplying (X) the Fully Adjusted Regular Purchase Share Limit then in effect on such Regular Purchase Date, by (Y) the applicable Regular Purchase Price per Purchase Share for such Regular Purchase calculated in accordance with this Agreement), the Regular Purchase Share Limit shall equal the applicable Alternate Adjusted Regular Purchase Share Limit); provided, further, however, that the dollar value of the Investor’s maximum committed obligation under any single Regular Purchase, other than any Regular Purchase with respect to which an Alternate Adjusted Regular Purchase Share Limit shall apply, shall not exceed One Million Dollars ($1,000,000); and provided, further, however, that the parties may mutually agree to increase the Regular Purchase Share Limit applicable to any Regular Purchase, subject to the Company’s receipt of all necessary approvals and consents.
(aaaa)    “Rule 433” means Rule 433 under the Securities Act.
(bbbb)    “Rules and Regulations” has the meaning given in the Recitals above.

(cccc)    “Sale Price” means any trade price for the Common Shares on the Principal Market as reported by the Principal Market.
(dddd)    “SEC” means the U.S. Securities and Exchange Commission.
(eeee)    “Securities” means, collectively, the Purchase Shares and the Commitment Shares.
(ffff)    “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
(gggg)    “SEDAR” means the System for Electronic Document Analysis and Retrieval.
(hhhh)    “Shelf Securities” has the meaning given thereto in the Recitals.
(iiii) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith.

(jjjj) “Transaction Documents” means, collectively, this Agreement and the schedules and exhibits hereto entered into by and between the Company and the Investor dated as of the Execution Date, and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the Transactions.

(kkkk) “Transactions” has the meaning given thereto in the Recitals.

(llll) “Transfer Agent” means Odyssey Trust Company, or such other Person who is then serving as the United States registrar and transfer agent for the Company in respect of the Common Shares, (including the Securities).

(mmmm) “United States Marketplace” means any “marketplace” (as such term is defined in NI 21-101) in the United States of America, including without limitation, the NYSE American.
(nnnn)     “U.S. Base Prospectus” has the meaning given thereto in the Recitals.
(oooo)     “U.S. Prospectus” has the meaning given thereto in the Recitals.
(pppp)     “U.S. Prospectus Supplement” has the meaning given thereto in the Recitals.
(qqqq)     “VWAP” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, the volume weighted average price (in U.S. dollars) of the Common Shares on the Principal Market, as reported on the Principal Market or by another reputable source such as Bloomberg, L.P.
2.PURCHASE OF COMMON SHARES.
Subject to the terms and conditions set forth in this Agreement, the Company has the right to sell to the Investor, and the Investor has the obligation to purchase from the Company, Purchase Shares as follows:
(a)Commencement of Regular Sales of Common Shares. Upon the satisfaction of all of the conditions set forth in Sections 7 and 8 hereof (the “Commencement” and the date of satisfaction of such conditions the “Commencement Date”), and thereafter, the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of a

Regular Purchase Notice from time to time in accordance with this Agreement, to purchase up to the Regular Purchase Share Limit at the applicable Regular Purchase Price on the applicable Regular Purchase Date (each such purchase a “Regular Purchase”). The Company may deliver a Regular Purchase Notice to the Investor as often as every Business Day, so long as (i) the Closing Sale Price of the Common Shares on the Principal Market on such Business Day is not less than the Floor Price; (ii) the applicable Maximum Discounted Price per Common Share for such Regular Purchase on such Business Day is not more than the applicable Regular Purchase Price for such Regular Purchase; (iii) all Purchase Shares subject to all prior Regular Purchases have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement; and (iv) there is not more than one (1) outstanding Accelerated Purchase for which Purchase Shares have not been received by the Investor, and the Company is not in breach of any obligation under this Agreement to deliver to the Investor Purchase Shares subject to such outstanding Accelerated Purchase.
(b)Accelerated Purchases. Subject to the terms and conditions of this Agreement, from and after the Commencement Date, in addition to purchases of Purchase Shares as described in Section 2(a) above, the Company shall also have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of an Accelerated Purchase Notice from time to time in accordance with this Agreement, to purchase the applicable Accelerated Purchase Share Amount at the Accelerated Purchase Price on the Accelerated Purchase Date therefor in accordance with this Agreement (each such purchase, an “Accelerated Purchase”). The Company may deliver an Accelerated Purchase Notice to the Investor (i) only on a Regular Purchase Date on which the Company also properly submitted a Regular Purchase Notice for a Regular Purchase of not less than the Regular Purchase Share Limit then in effect; (ii) provided that all Purchase Shares subject to all prior Accelerated Purchases have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement; and (iii) provided, further, that there is not more than one (1) outstanding Regular Purchase for which Purchase Shares have not been received by the Investor and the Company is not in breach of any obligation under this Agreement to deliver to the Investor Purchase Shares subject to such outstanding Regular Purchase. Prior to 12:00 p.m., Eastern time, on the first Business Day after completion of each Accelerated Purchase Date for an Accelerated Purchase, the Investor will provide to the Company a written confirmation of such Accelerated Purchase setting forth the applicable Accelerated Purchase Share Amount and Accelerated Purchase Price for such Accelerated Purchase (each, an “Accelerated Purchase Confirmation”).
(c)Excess Share Limitations. If the Company delivers any Regular Purchase Notice for a Purchase Amount in excess of the Regular Purchase Share Limit, such Regular Purchase Notice shall be void ab initio to the extent of the amount by which the number of Purchase Shares set forth in such Regular Purchase Notice exceeds the number of Purchase Shares which the Company is permitted to include in such Regular Purchase Notice in accordance herewith, and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Regular Purchase Notice; provided, however, that the Investor shall remain obligated to purchase the number of Purchase Shares which the Company is permitted to include in such Regular Purchase Notice. If the Company delivers any Accelerated Purchase Notice directing the Investor to purchase an amount of Purchase Shares that exceeds the Accelerated Purchase Share Amount that the Company is then permitted to include in such Accelerated Purchase Notice, such Accelerated Purchase Notice shall be void ab initio to the extent of the amount by which the number of Purchase Shares set forth in such Accelerated Purchase Notice exceeds the Accelerated Purchase Share Amount that the Company is then permitted to include in such Accelerated Purchase Notice (which shall be confirmed in an Accelerated Purchase Confirmation), and the Investor shall have no obligation to purchase such excess Purchase Shares; provided, however, that the Investor shall remain obligated to purchase the Accelerated Purchase Share Amount which the Company is permitted to include in such Accelerated Purchase Notice.

(d)Payment for Purchase Shares.
(i)For each Regular Purchase, the Investor shall pay to the Company an amount equal to the Purchase Amount with respect to such Regular Purchase, as full payment for such Purchase Shares via wire transfer of immediately available funds as soon as reasonably practicable on the Business Day immediately following receipt of such valid Regular Purchase Notice. For each Accelerated Purchase, the Investor shall pay to the Company an amount equal to the Purchase Amount with respect to such Accelerated Purchase as full payment for such Purchase Shares via wire transfer of immediately available funds as soon as reasonably practicable on the Business Day immediately following the applicable Accelerated Purchase Date. For each Regular Purchase and Accelerated Purchase, as soon as reasonably practicable following receipt of confirmation of the Investor’s initiation of a corresponding wire transfer of immediately available funds in the amount of the Regular Purchase Price or Accelerated Purchase Price, as applicable, but in no event later than the next Business Day after receipt of the aforementioned wire transfer, the Company shall direct the Transfer Agent to issue the proper number of Purchase Shares directly to the Investor in accordance with this Agreement.
(ii)If the Company or the Transfer Agent shall fail for any reason or for no reason to electronically transfer any Purchase Shares as DWAC Shares in respect of a Regular Purchase or an Accelerated Purchase (as applicable) within two (2) Business Days following the receipt by the Company of the Regular Purchase Price or Accelerated Purchase Price (as applicable) therefor in compliance with this Section 2(d), and if on or after such Business Day the Investor purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Investor of such Purchase Shares that the Investor anticipated receiving from the Company in respect of such Regular Purchase or Accelerated Purchase, then the Company shall, within two (2) Business Days after the Investor’s request, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the “Cover Price”), at which point the Company’s obligation to deliver such Purchase Shares as DWAC Shares shall terminate, or (ii) promptly honor its obligation to deliver to the Investor such Purchase Shares as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the total Purchase Amount paid by the Investor pursuant to this Agreement for all of the Purchase Shares to be purchased by the Investor in connection with such Regular Purchase or Accelerated Purchase (as applicable).
(iii)The Company shall not issue any fraction of a Common Share upon any Regular Purchase or any Accelerated Purchase. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up or down to the nearest whole Common Share. All payments made under this Agreement shall be made in lawful currency of the United States of America by wire transfer of immediately available funds to such account as the Company (or the Investor, as applicable) may from time to time designate by written notice in accordance with the provisions of this Agreement. Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.
(e)NEO Restrictions. The Company and the Investor acknowledge and agree that: (i) no Common Shares that may be issued pursuant to this Agreement will be offered for sale or sold on the NEO or any other Canadian Marketplace; and (ii) notwithstanding anything to the contrary herein, the price per Common Share issued pursuant to the terms and conditions of this Agreement shall, in no event, be less than the Maximum Discounted Price.
(f)Compliance with Rules of Principal Market and NEO.

(i)Exchange Cap. Subject to Section 2(f)(ii) hereof, the Company shall not issue or sell any Common Shares pursuant to this Agreement, and the Investor shall not purchase or acquire any Common Shares pursuant to this Agreement (including, without limitation, the Purchase Shares and the Commitment Shares), to the extent that after giving effect thereto, the aggregate number of Common Shares that would be issued pursuant to this Agreement and the transactions contemplated hereby would exceed 50,258,180 (representing 24.99% of the Common Shares issued and outstanding immediately prior to the execution of this Agreement), which number of shares shall be (i) reduced, on a share-for-share basis, by the number of Common Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by this Agreement under applicable rules of the NEO and (ii) appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction that occurs after the date of this Agreement (such maximum number of shares, the “Exchange Cap”), unless and until the Company elects to solicit shareholder approval of the issuance of Common Shares as contemplated by this Agreement, and the shareholders of the Company have in fact approved the issuance of Common Shares as contemplated by this Agreement in accordance with the applicable rules of the NEO. For the avoidance of doubt, the Company may, but shall be under no obligation to, request its shareholders to approve the issuance of Common Shares as contemplated by this Agreement; provided, that if shareholder approval is not obtained in accordance with this Section 2(f)(i), the Exchange Cap shall be applicable for all purposes of this Agreement and the transactions contemplated hereby at all times during the term of this Agreement (except as set forth in Section 2(f)(ii) hereof).
(ii)General. The Company shall not issue any Common Shares pursuant to this Agreement if such issuance would reasonably be expected to result in (A) a violation of the Securities Act or Canadian Securities Laws or (B) a breach of the rules and regulations of the Principal Market or the rules and regulations of the NEO. The provisions of this Section 2(f) shall be implemented in a manner otherwise than in strict conformity with the terms hereof only if necessary to ensure compliance with the Securities Act, Canadian Securities Laws, the rules and regulations of the Principal Market, and the rules and regulations of the NEO.
(g)Beneficial Ownership Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any Common Shares under this Agreement which, when aggregated with all other Common Shares then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor of more than 9.99% of the then issued and outstanding Common Shares (the “Beneficial Ownership Limitation”). Upon the written or oral request of the Investor, the Company shall promptly (but not later than twenty-four (24) hours) confirm orally or in writing to the Investor the number of Common Shares then outstanding. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(h) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The Investor and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error.
3.INVESTOR’S REPRESENTATIONS AND WARRANTIES.
The Investor represents and warrants to the Company that as of the Execution Date and as of the Commencement Date:

(a)Organization, Authority. Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder.
(b)Accredited Investor Status. The Investor is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D promulgated under the Securities Act.
(c)Information. The Investor understands that its investment in the Securities involves a high degree of risk. The Investor (i) is able to bear the economic risk of an investment in the Securities including a total loss thereof, (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Securities and (iii) has had an opportunity to ask questions of and receive answers from the officers of the Company concerning the financial condition and business of the Company and others matters related to an investment in the Securities. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in Section 4 hereof. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Investor acknowledges and agrees that neither the Company nor any of its Subsidiaries makes or has made any representations or warranties with respect to the transactions contemplated hereby, other than those specifically set forth in Section 4 hereof.
(d)No Governmental Review. The Investor understands that no federal, state or provincial agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
(e)Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.
(f)Residency. The Investor’s principal place of business is in the State of Illinois.
(g)No Short Selling. The Investor represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Investor, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any: (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares; or (ii) hedging transaction, which establishes a net short position with respect to the Common Shares.
4.REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
The Company represents and warrants to the Investor that as of the Execution Date and as of the Commencement Date:
(a)Prospectuses and Registration Statement. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of the Transaction Documents will not cause the Receipt to cease to be effective. At the time of filing the Registration Statement, the Company met, and as of the Execution Date the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any issuer free writing prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of the Execution Date and as of the Commencement Date will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of the Execution Date and as of the Commencement Date will contain full, true and plain disclosure of all material facts relating to the Securities and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Investor furnished to the Company in writing by or on behalf of the Investor expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Investor one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Investor has reasonably requested. The Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Securities under the Transaction Documents other than the Canadian Base Prospectus, the Registration Statement and the Prospectuses. The Company has not made and shall not make an offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act. At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Securities and at the Execution Date, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Securities Act (without taking account of any determination by the SEC pursuant to Rule 405 of the Securities Act that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.
(b)No Misstatement or Omission. Each part of the Registration Statement, when such part became effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at the Execution Date and the Commencement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at the Execution Date and the Commencement Date, conformed, or will conform in all material respects, with the requirements of the Rules and Regulations; the Form F-X conformed with the requirements of Form F-X; each part of the Registration Statement, when such part became effective, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus issued at or prior to the Execution Date and at the Commencement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by or on behalf of the Investor expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only information furnished by the Investor consists of the information set forth in Exhibit C hereto.
(c)Organization and Qualification. The Company has been duly incorporated and is validly existing and is in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement and the Prospectuses and to own its assets and to carry out the Transactions contemplated by the Transaction Documents, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required to conduct such business.
(d)Title. The only material subsidiaries (within the meaning of National Instrument 45-106 – Prospectus Exemptions) of the Company, each of which is directly or indirectly wholly-owned by the Company, are disclosed in the Registration Statement and the Prospectuses (each, a “Subsidiary”, and collectively, the “Subsidiaries”). Each of the Subsidiaries is a corporation and existing under the laws of the jurisdiction of its incorporation or formation, is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation or formation and has the requisite power and capacity to conduct its business as now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s share capital, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary, as the case may be. All of the issued and outstanding shares or other equity interests in the capital of each Subsidiary (in part or in full) by the Company or a Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are directly or indirectly beneficially owned by the Company, free and clear of any encumbrance or title defect of whatever kind or nature, regardless of form (each, a “Lien”, and together, the “Liens”), and none of the outstanding shares or other equity interests of any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. Except as disclosed in the Registration Statement and the Prospectuses or the Continuous Disclosure Materials, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any shares or equity interest of any Subsidiary. No act or proceeding has been taken by or against the Subsidiaries in connection with their liquidation, winding-up or bankruptcy. Other than the shares or other equity interests in the Subsidiaries, the Company does not have any equity interest, directly or indirectly, in any person; and no subsidiary of the Company other than the Subsidiaries disclosed in the Registration Statement and the Prospectuses is required to be disclosed in the Registration Statement and the Prospectuses in accordance with Form 44-101F1 or Form 51-102F2.
(e)Compliance with Applicable Laws. Each of the Company and the Subsidiaries has conducted and is conducting its business and activities in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business and activities, and neither the Company nor any Subsidiary has received any notice of any alleged violation of any such laws, rules or regulations. Without limiting the generality of the foregoing, each of the Company and its Subsidiaries has complied and is in compliance with, and has not violated and is not in violation of, any applicable Laws, except where such violation would not be and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been or is the subject of any investigation, has been or is being threatened to be charged with, or been given, or is in possession of, notice of any material violation of any applicable laws, rules and regulations by any Governmental Authority.
(f)No Defaults. None of the Company or the Subsidiaries is in default of any term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which constitutes a default by it in respect of any commitment, agreement, document or other instrument to which the Company or any Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder, except with respect to all of the foregoing such as would not, individually or in the aggregate, if the subject of an unfavorable decision, order, ruling or finding, have a Material Adverse Effect.
(g)Enforceability of Agreement. (i) The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Commitment Shares (as defined in Section 5(e) hereof) and the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its shareholders, (ii) this Agreement and each other Transaction Document to which the Company is a party shall be on the Commencement Date, have been duly executed and delivered by the Company and (iii) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Aird &Berlis LLP referred to in Section 8(c) hereof. The Board of Directors of the Company has passed all applicable resolutions (the “Resolutions”) to authorize this Agreement and the Transactions contemplated hereby. The Resolutions are valid, in full force and effect and have not been modified or supplemented in any respect. The Company has delivered to the Investor a certified copy of the Resolutions passed by the Board of Directors of the Company. Except as set forth in this Agreement, no other approvals or consents of the Company’s Board of Directors, any authorized committee thereof, and/or shareholders is necessary under applicable laws and the Company’s constating documents to authorize the execution and delivery of this Agreement or any of the Transactions contemplated hereby, including, but not limited to, the issuance of the Commitment Shares and the issuance of the Purchase Shares.
(h)No Consents Required. Except as shall have been made or obtained on or before the Execution Date and the Commencement Date, each of which is, or shall be, in full force and effect (on a conditional basis, in the case of the consent of the NEO) no consent, approval, authorization, registration or qualification of any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance of this Agreement, the distribution of the Securities or the consummation of the Transactions contemplated hereby.
(i)Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement and the Prospectuses and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or the Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement and the Prospectuses and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.
(j)No Material Change. Subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectuses, except as disclosed in the Registration Statement and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company or any Subsidiary, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any Material Adverse Effect or any development involving a prospective Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole. Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement and the Prospectuses, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company, and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement and the Prospectuses.
(k)Financial Information. The consolidated financial statements of the Company and its consolidated Subsidiaries, included or incorporated by reference in the Registration Statement and the Prospectuses (the “Company Financial Information”), together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries, as at the date specified in such Company Financial Information. Such Company Financial Information conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved and do not contain any misrepresentations with respect to the period covered by the Company Financial Information. The other financial data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Prospectuses and the Registration Statement are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro-forma) that are required to be included or incorporated by reference in the Prospectuses and the Registration Statement that are not included or incorporated by reference as required.
(l)Off-Balance Sheet Arrangements and Liabilities. There are no material off balance sheet transactions, arrangements, obligations or liabilities of the Company or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.
(m)Legal Proceedings. Except as disclosed in the Registration Statement and the Prospectuses, there is no judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration, Canadian, United States or foreign, including any proceeding before any Governmental Authority in Canada in progress or pending to which the Company or any Subsidiary are a party or of which any of their respective property, operations or assets is the subject which, individually or in the aggregate, if determined adversely to the Company, any Subsidiary, as the case may be, would reasonably be expected to have a Material Adverse Effect, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the knowledge of the Company there are no facts or circumstances that would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments; to the Company’s knowledge, no such proceeding, investigation, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, investigations, litigation and arbitrations against or involving the Company or any Subsidiary would not reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Registration Statement and the Prospectuses, none of the Company, any Subsidiary, or any director or officer thereof, is or has been the subject of any judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration involving a claim of violation of or liability under federal, provincial or state securities laws or a claim of breach of fiduciary duty.
(n)Labor Relations. To the knowledge of the Company, there are no material complaints against the Company or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Company or the Subsidiaries to do or refrain from doing any act. The Company and Subsidiaries are currently in compliance with all workers’ compensation, occupational health and safety and similar legislation in all material respects, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.
(o)Third-Party Relationships. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, no existing supplier, distributor, service provider, manufacturer or contractor of the Company or any Subsidiary has indicated that it intends to terminate its relationship with the Company or such Subsidiary that it will alter or be unable to meet the Company’s or such Subsidiary’s supply, distribution, service, manufacturing or contracting requirements.
(p)No Violation. The execution and delivery of this Agreement and the other Transaction Documents, the compliance by the Company with the provisions of this Agreement and the other Transaction Documents or the consummation of the Transactions contemplated herein or contemplated by, or described in, in the Registration Statement and the Prospectuses, including, without limitation, the issuance of the Securities by the Company to the Investor for the consideration therefor and upon the terms and conditions as set out in this Agreement, do not or will not: (i) result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (A) any term or provision of the articles, or resolutions of the Company, (B) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any Subsidiary is a party or to which any of them or any of the properties or assets currently owned by them are subject, except as such would not have a Material Adverse Effect, or (C) any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Company or any Subsidiary or any of the properties or assets currently owned by them; or (ii) except as disclosed in the Registration Statement and the Prospectuses, create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any Subsidiary is a party or by which any of them or any of the properties or assets currently owned is bound, except such as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary (x) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (y) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement to which it is a party or by which it is bound or to which any of its property or assets is subject, or (z) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except (in the case of clauses (y) and (z) above) in any such case for violations or defaults that would not (individually or in the aggregate) have a Material Adverse Effect.
(q)Compliance with Anti-Corruption Laws. None of the Company, any Subsidiary, any director or officer thereof or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), or any applicable anti-corruption laws, rules, or regulation of Canada or any other jurisdiction in which the Company or any Subsidiary conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and the Subsidiaries have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
(r)Compliance with Anti-Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its Subsidiaries, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company or its Subsidiaries with respect to the Money Laundering Laws is, to the Company’s knowledge, pending or threatened.
(s)Compliance with Sanction Laws.
(i)Neither the Company nor any Subsidiary nor to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Company, is a government, individual, or entity (“Specified Person”) that is, or is 50% or more owned or controlled by a Specified Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of comprehensive economic Sanctions including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea (each, a “Sanctioned Territory”).

(ii)The Company will not, directly or indirectly, use the proceeds of the sale of the Purchase Shares to the Investor hereunder, if any, lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person: (i) to fund or facilitate any unauthorized activities or business of or with any person that, at the time of such funding or facilitation, is the subject of Sanctions, or in any Sanctioned Territory; or (ii) in any other manner that will result in a violation of Sanctions by any person (including any person participating in the Transactions, whether as advisor, investor or otherwise).
(iii)For the past five years, the Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any direct or indirect dealings or transactions in violation of applicable Sanctions.
(t)Accounting Controls; Sarbanes-Oxley. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There has been no failure on the part of the Company, or to the Company’s knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has concluded that its internal control over financial reporting is effective and none of the Company, its Board of Directors and audit committee is aware of any “significant deficiencies” or “material weaknesses” (each as defined by the rules adopted by the SEC) in its internal control over financial reporting, or any fraud, whether or not material, that involves management or other employees of the Company and its Subsidiaries who have a significant role in the Company’s internal controls; and since the end of the latest audited fiscal year, there has been no change in the Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s Board of Directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules (“Exchange Rules”), validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the Exchange Rules and Canadian Securities Laws, and the Company’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the Exchange Rules and Canadian Securities Laws. The Company maintains disclosure controls and procedures as required by Rule l3a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings; the Company has concluded that such controls and procedures are effective to ensure that all material information concerning the Company and any of its Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the SEC and the Qualifying Authorities. The Company has utilized such controls and procedures in preparing and evaluating the disclosures in the Registration Statement. Neither the Company’s Board of Directors nor the audit committee has been informed, nor is any director of the Company or the Company aware, of (A) any significant deficiencies in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weakness in the Company’s internal controls; or (B) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the

Company’s internal controls. No relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company, on the other hand, which is required to be described in the Registration Statement and the Prospectuses which is not so described. The Company has not, directly or indirectly, extended or maintained credit, or arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of its directors or executive officers in violation of applicable laws, including Section 402 of the Sarbanes-Oxley Act.
(u)Tax Returns. The Company and each of its Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Prospectuses, no tax deficiency has been determined adversely to the Company or any of the Subsidiaries which would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.
(v)Significant Acquisitions. Except as disclosed in the Continuous Disclosure Materials, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.
(w)Capitalization. The Company is authorized to issue an unlimited number of Common Shares, and an unlimited number of preferred shares in the capital of the Company. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the date hereof. The form of the certificates for the Common Shares have been approved by the Board of Directors of the Company and adopted by the Company and comply with all applicable legal and stock exchange requirements and do not conflict with the Company’s by-laws or constating documents. Except as disclosed in the Registration Statement and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Shares contemplated hereby. No person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Securities by the Company to the Investor hereunder, as a result of any of the Transactions as contemplated in this Agreement and the other Transaction Documents, or otherwise. Except as disclosed in the Registration Statement and the Prospectuses, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company or its Subsidiaries, the nomination of directors to the Board of Directors of the Company or the operations or affairs of the Company or its Subsidiaries.
(x)Description of Securities. The Securities conform and will conform to all statements relating thereto contained in the Registration Statement and the Prospectuses and such description conforms to the rights set forth in the instruments defining the Common Shares.
(y)The Securities. The Company has full power and authority (corporate or otherwise) to issue the Securities to the Investor hereunder and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. Upon issuance and payment therefor in accordance with the terms and conditions of this Agreement, the Purchase Shares shall be validly created and issued as fully paid and non-assessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Upon issuance in accordance with the terms and conditions of this Agreement, the Commitment Shares (as defined in Section 5(e) hereof) shall be validly created and issued as fully paid and non-assessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Upon receipt of the Purchase Shares and the Commitment Shares, the Investor will have good and marketable title to such Securities and such Securities will be immediately freely tradable in the United States on the Principal Market. The Purchase Shares and the Commitment Shares have been duly authorized and reserved for issuance.
(z)Related Party Transactions. Except as disclosed in the Registration Statement or included or incorporated by reference in the Prospectuses:
(i)neither the Company nor any Subsidiary owes any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business, except where any such arrangement would not have a Material Adverse Effect;
(ii)except as disclosed in the Registration Statement or included or incorporated by reference in the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it, except where such arrangement would not have a Material Adverse Effect; and
(iii)none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company or any Subsidiary, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company, any Subsidiary or their respective businesses.
(aa)Public Filings. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Transactions that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Transactions that have not been filed as required; and the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.
(ab)No Brokerage or Finder’s Fees. Except as disclosed in the Registration Statement and the Prospectuses, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. Except as disclosed in the Registration Statement and the Prospectuses, the Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(bb) that may be due in connection with the transactions contemplated by the Transaction Documents.
(ac)No Rulings Against Officers or Directors. Except as disclosed in the Registration Statement and the Prospectuses, to the knowledge of the Company, none of the directors or officers of the Company are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.
(ad)Transactions at Arm’s Length. Neither the Company nor any of the Subsidiaries owes any amount to, nor has the Company or any of the Subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any of the Subsidiaries. Except as disclosed in the Registration Statement and the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Company and the Subsidiaries.
(ae)No Orders. No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened, and the Company is not in material default of any requirement of Canadian Securities Laws, the Securities Act or the Exchange Act.
(af)Listing on NEO and NYSE American. The issued and outstanding Common Shares are listed and posted for trading on the NEO and the NYSE American and, except as disclosed in the Registration Statement and the Prospectuses, the Company is in compliance in all respects with the current listing requirements of the NEO and the NYSE American. The Commitment Shares will be listed and posted for trading on the NEO and the NYSE American prior to issuance. The Purchase Shares shall have ((A) been approved for listing, subject to notice of issuance, on the NEO and (B) authorized for listing on NYSE American, prior to issuance. Except as disclosed in the Registration Statement and the Prospectuses, the Company has not, in the twelve (12) months preceding the Commencement Date, received notice from the NEO or the NYSE American to the effect that the Company is not in compliance with the listing or maintenance requirements of each such stock exchange. Except as disclosed in the Registration Statement and the Prospectuses, the Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements. A Registration Statement relating to the Common Shares on Form 8-A or other applicable form under the Exchange Act has become effective.

(ag)Canadian Reporting Issuer; SEC Registration. The Company is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Qualifying Jurisdiction that maintains such a list and is not in breach of any filing requirement under Canadian Securities Laws. The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the SEC; the Common Shares are registered with the SEC under Section 12(b) of the Exchange Act, and the Company is not in breach of any filing or other requirements under the Exchange Act. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) thereof, for the twelve months preceding the Execution Date (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. None of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in the SEC Documents, the Company has received no notices or correspondence from the SEC for the one year preceding the Execution Date. The SEC has not commenced any enforcement proceedings against the Company or any of its Subsidiaries.
(ah)Transfer Agent and Registrar. Odyssey Trust Company at its principal offices in Calgary, Alberta is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.
(ai)Investment Company Act. The Company is not, and immediately after receipt of payment for the Securities and the use of proceeds as described in the Registration Statement and the Prospectuses, will not be required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the SEC promulgated thereunder.
(aj)Independent Accountants. Zeifmans LLP, are independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and its auditors, except as disclosed in the Continuous Disclosure Materials.
(ak)No Stabilization. The Company has not, and to its knowledge no Person acting on its behalf has taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Exchange Act or otherwise, stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Securities.
(al)Canadian and Foreign Regulatory Representations. The Company acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Laws in force (including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code, and state, provincial, territorial and municipal laws relating to controlled substances, any applicable state corporate practice of medicine statues or any applicable anti-money laundering legislation), which may change from time to time. The Company and the Subsidiaries are in compliance with and have complied in all material respects with all Applicable Laws, including obtaining all Authorizations. All Authorizations issued to date are valid and in full force and effect and neither the Company nor any Subsidiary has received any correspondence or notice from the FDA (US), or any Governmental Authority alleging or asserting non-compliance with any Applicable Law or Authorization. Neither the Company nor any Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA (Canada), the FDR-C, or the FDR- J, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Company nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code or any provincial, territorial or municipal legislation that the Company or any Subsidiary have reason to believe could result in a Material Adverse Effect.
(am)United States Regulatory Representations. The Company and its Subsidiaries have made all filings, applications and submissions required by, possesses and is operating in compliance with, all regulatory approvals; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure to be in compliance would not have a Material Adverse Effect; all of the regulatory approvals are valid and in full force and effect, except where any invalidity, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such regulatory approval which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, or has any reason to believe that any such license, certificate, regulatory approval or authorization will not be renewed in the Ordinary Course. To the extent required by applicable laws and regulations of the FDA (US), the Company or the applicable Subsidiary has submitted to the FDA (US) an Investigational New Drug Application or amendment or supplement thereto for each clinical trial it has conducted or will conduct.
(an)Insurance. The Company and the Subsidiaries maintain insurance or where insurance has not yet been obtained, are using commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the property and assets of the Company in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the Subsidiaries, and their respective directors, officers and employees, and the assets of the Company, are in good standing and in full force and effect in all material respects, and not in default. Each of the Company and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.
(ao)Leased Premises. The Leased Premises are the only real property leased by the Company or the Subsidiaries. The Company or a Subsidiary has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or a Subsidiary occupies the Leased Premises is in good standing and in full force and effect.
(ap)PFIC. Based on the Company’s current estimates and characterization of its gross income and its gross assets, and the nature of its business and its current business plan, the

Company expects to be a “passive foreign investment company” (as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder) for its current tax year and may be a passive foreign investment company in future tax years. To the Company’s knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name, the shares granted hereunder to the Investor, and any indirect or constructive ownership by U.S. persons pursuant Section 958 of the Code not actually disclosed to the Company, the Company is not a “controlled foreign corporation,” as such term is defined in the Code, and does not expect to become a controlled foreign corporation in the foreseeable future.
(aq)Intellectual Property.
(i)The Company and each Subsidiary owns or possesses the right to use all Intellectual Property Rights necessary for the conduct of the Business, and the Company is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Company and the Subsidiaries with respect to the foregoing. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as now conducted does not infringe the Intellectual Property Rights of any person. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as currently proposed to be conducted within a two year period from the effective date of this Agreement will not infringe the Intellectual Property Rights of any person. No bona fide claim has been made against the Company or the Subsidiaries alleging the infringement by the Company or the Subsidiaries of any Intellectual Property Rights of any person;
(ii)neither the Company nor any Subsidiary has received any written notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances that would render any Intellectual Property Rights invalid or unregistrable and which infringement, conflict (if subject to an unfavourable decision, ruling or finding), invalidity or unregisterability would have a Material Adverse Effect;
(iii)neither the Company nor any Subsidiary has received any written notice with respect to any Intellectual Property Rights asserting that such Intellectual Property Rights are inadequate to protect the interests of the Company and each Subsidiary therein;
(iv)the Company and each Subsidiary have taken or proposes to take commercially reasonable steps to protect its Intellectual Property Rights in those jurisdictions where, in the reasonable opinion of the Company, each carries on a sufficient business to justify such filings;
(v)there are no material restrictions on the ability of either the Company or any of its Subsidiaries to use its Intellectual Property Rights in the Ordinary Course of its Business other than a possible restriction on the use of a trademark in the form of the Prior Application were the Prior Application to become a registered trademark. None of the rights of either the Company or any of its Subsidiaries in each of their Intellectual Property Rights will be impaired or affected in any way by the transactions contemplated by this Agreement;
(vi)neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property Rights or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company, is there a reasonable basis for any claim that any person other than the Company or its Subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property Rights; and

(vii)all registrations of Intellectual Property Rights owned by either the Company or its Subsidiaries are in good standing and are recorded in the name of either the Company or its Subsidiaries in the appropriate offices to preserve the rights thereto. All such registrations and applications have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property Rights has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.
(ar)Systems. The Company’s and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of each Cybin Entity as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. Each Cybin Entity has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and to the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. Each Cybin Entity is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. Each Cybin Entity has taken all necessary actions to comply with the Canada’s Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any noncompliance with same would be reasonably likely to have a Material Adverse Effect).
(as)Facilities. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and the Subsidiaries in connection with its business is being conducted in accordance with industry practices in all material respects and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to its business, and all such processes, procedures and practices, required in connection with such activities are or will be in place as necessary at the applicable time in all material respects and are being or will be complied with at the applicable time, in all material respects.
(at)Environmental Laws. (i) The Company is not in violation of any Applicable Laws with respect to environmental, health or safety matters (collectively, “Environmental Laws”), including without limitation laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance; (ii) the Company has obtained all licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses carried on by the Company and to the knowledge of the Company, the Company is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company threatened, to revoke or limit any Environmental Permit; (iii) the Company has not used, distributed, treated, stored, disposed of, transported or handled any Hazardous Substance, except in compliance with all Environmental Laws and Environmental Permits; (iv) the Company has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of the Company there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company, nor has the Company received notice of any of the same; (vi) the Company has not received any notice wherein it is alleged or stated that the Company is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and (vii) the Company has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites.
(au)Changes in Law. To the knowledge of the Company, there is no pending or contemplated change to any law, regulation or position of a Governmental Authority that would have a Material Adverse Effect.
(av)Corporate Records. The minute books and corporate records of the Company and each of its Subsidiaries made available to the Investor are complete in all material respects, contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company and the Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to either the Company or the Subsidiaries, as the case may be.
(aw)Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in all material respects with its terms and with the requirements prescribed by any and all Applicable Laws that are applicable to such Employee Plans.
(ax)Acknowledgment Regarding Investor’s Status. The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. The Company has not relied upon the Investor or legal counsel for the Investor for any legal, tax or accounting advice in connection with the offering and sale of the Securities. The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.
(ay)No Integrated Offering. None the Company, any of its affiliates, or any authorized Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be aggregated with prior offerings by the Company in a manner that would require shareholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are listed or designated or the NEO. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Market or the NEO.

(az)Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents that will be timely publicly disclosed by the Company, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectuses or the SEC Documents. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting purchases and sales of securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Investor regarding the Company, its business and the transactions contemplated hereby, including the disclosure schedules to this Agreement, if any, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that the Investor neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.
(ba)DTC Eligibility. The Company, through the Transfer Agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Common Shares can be transferred electronically to third parties in the United States via the DTC Fast Automated Securities Transfer (FAST) Program.
5.COVENANTS.
(a)Filing of Current Report and Initial Prospectus Supplement. The Company agrees that it shall, (i) within the time required under the Exchange Act, file with the SEC a report on Form 6-K relating to the Transactions contemplated by the Transaction Documents (the “Current Report”) and (ii) within the time required under the applicable rules of the NEO, issue a press release relating to the transactions contemplated by the Transaction Documents (the “Initial Press Release”), which Initial Press Release shall be filed as an exhibit to the Current Report. The Company further agrees that it shall prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by the Investor and shall (A) file the Canadian Prospectus Supplement with each of the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws no later than the applicable Canadian Qualifying Authority’s close of business on the date of this Agreement and (B) file the U.S. Prospectus Supplement with the SEC pursuant to General Instruction II.L of Form F-10 no later than the SEC’s close of business on the date of this Agreement. The Company shall permit the Investor to review and comment upon: (1) the Current Report, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement at least two (2) Business Days prior to their filing with the Canadian Qualifying Authorities or the SEC, as applicable, and (2) the Initial Press Release at least one (1) Business Day prior to its issuance by the Company, the Company shall give due consideration to all such comments, and the Company shall not file the Current Report, the Canadian Prospectus Supplement or the U.S. Prospectus Supplement with the Canadian Qualifying Authorities or the SEC, as applicable, or issue the Initial Press Release, in each case in a form to which the Investor reasonably objects. The Investor shall use its reasonable best efforts to comment upon the Current Report, the Canadian Prospectus Supplement, the U.S. Prospectus Supplement and the final version of the Initial Press Release within one (1) Business Day from the date the Investor receives the final versions thereof from the Company. The Investor shall furnish to the Company such information regarding itself, the Securities held by it and the intended method of distribution thereof as shall be reasonably requested by the Company in connection with the preparation and filing of the Current Report, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement and the preparation and issuance of the Initial Press Release, and shall otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Current Report, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement with the Canadian Qualifying

Authorities or the SEC, as applicable, and the preparation and issuance of the Initial Press Release.
(b)Blue Sky. The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the issuance of the Commitment Shares and the sale of the Purchase Shares to the Investor under this Agreement and (ii) any subsequent resale of all Commitment Shares and all Purchase Shares by the Investor, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Investor during the Registration Period, and shall provide evidence of any such action so taken to the Investor.
(c)Listing/DTC. The Company shall promptly secure the listing, or conditional listing as applicable, of all of the Purchase Shares and Commitment Shares to be issued to the Investor hereunder on the Principal Market and the NEO (subject to standard listing conditions, if any, for transactions of this nature, official notice of issuance and the Exchange Cap) and upon each other national securities exchange or automated quotation system, if any, upon which the Common Shares are then listed, and shall maintain, so long as any Common Shares shall be so listed, such listing of all such Securities from time to time issuable hereunder. The Company shall use commercially reasonable efforts to maintain the listing of the Common Shares on the Principal Market and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the Principal Market and, for so long as the Common Shares shall be listed on the NEO, shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the NEO. Neither the Company nor any of its Subsidiaries shall take any action that would reasonably be expected to result in the delisting or suspension of the Common Shares on the Principal Market. The Company shall promptly, and in no event later than the following Business Day, provide to the Investor copies of any notices it receives from any Person regarding the continued eligibility of the Common Shares for listing on the Principal Market or the NEO. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(c). The Company shall take all action necessary to ensure that its Common Shares can be transferred electronically as DWAC Shares.
(d)Prohibition of Short Sales and Hedging Transactions. The Investor agrees that, beginning on the date of this Agreement and ending on the date of termination of this Agreement as provided in Section 11 hereof, the Investor and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares or (ii) hedging transaction, which establishes a net short position with respect to the Common Shares.
(e)Issuance of Commitment Shares. In consideration for the Investor’s execution and delivery of this Agreement, the Company shall cause the Transfer Agent to issue no later than one (1) Business Day following the date of this Agreement a total of 2,538,844 Common Shares (the “Commitment Shares”) directly to the Investor in accordance with Section 6 hereof and the Irrevocable Transfer Agent Instructions. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the Execution Date, whether or not any Purchase Shares are purchased by the Investor under this Agreement and irrespective of any subsequent termination of this Agreement.
(f)Due Diligence; Non-Public Information. During the term of this Agreement, the Investor shall have the right, from time to time as the Investor may reasonably deem appropriate, to perform reasonable due diligence on the Company during normal business hours. The Company and its officers and employees shall provide information and reasonably cooperate with the Investor in connection with any reasonable request by the Investor related to the

Investor’s due diligence of the Company. Each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby. Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party. From and after the date of this Agreement, the Company confirms that neither it nor any other Person acting on its behalf shall provide the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information, unless a simultaneous public announcement thereof is made by the Company in the manner contemplated by Regulation FD under the Exchange Act. In the event of a breach of the foregoing covenant by the Company or any Person acting on its behalf (as determined in the reasonable good faith judgment of the Investor), in addition to any other remedy provided herein or in the other Transaction Documents, the Investor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company; provided the Investor shall have first provided notice to the Company that it believes it has received information that constitutes material, non-public information, the Company shall have at least 24 hours to publicly disclose such material, non-public information prior to any such disclosure by the Investor, and the Company shall have failed to publicly disclose such material, non-public information within such time period. The Investor shall not have any liability to the Company, any of its Subsidiaries, or any of their respective directors, officers, employees, shareholders or agents, for any such disclosure. The Company understands and confirms that the Investor shall be relying on the foregoing covenants in effecting transactions in securities of the Company.
(g)Purchase Records. The Investor and the Company shall each maintain records showing the remaining Available Amount at any given time and the dates and Purchase Amounts for each Regular Purchase and Accelerated Purchase or shall use such other method, reasonably satisfactory to the Investor and the Company.
(h)Taxes. The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any Common Shares to the Investor made under this Agreement.
(i)Effective Registration Statement; Current Prospectuses. The Company shall use its reasonable best efforts to keep the Registration Statement effective under the Securities Act (including through any necessary renewals), and to keep the Registration Statement and the Prospectuses current and available (including through any necessary renewals) for issuances and sales of all possible Securities by the Company to the Investor, and for the resale of all of the Securities by the Investor, at all times until the earlier of (i) the date on which the Investor shall have sold all the Securities and no Available Amount remains under this Agreement and (ii) the earlier of (A) ninety (90) days following the Maturity Date and (B) the nine (9) months following the termination of this Agreement in accordance with Section 11 hereof (the “Registration Period”). Without limiting the generality of the foregoing, during the Registration Period, the Company shall (a) take all action necessary to cause the Common Shares to continue to be registered as a class of securities under Section 12(b) of the Exchange Act and shall not take any action or file any document (whether or not permitted by the Exchange Act) to terminate or suspend such registration, (b) comply with all requirements imposed upon it by Canadian Securities Laws and the Securities Act, as from time to time in force, and (c) file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to applicable Canadian Securities Laws or pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act, and shall not take any action or file any document (whether or not permitted by Canadian Securities Laws or the Exchange Act) to terminate or suspend its reporting and filing obligations under the Exchange

Act and Canadian Securities Laws. If during the Registration Period any event occurs as a result of which any Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement or renew the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with Canadian Securities Laws or the Securities Act, as applicable, the Company will promptly notify the Investor to suspend use thereof during such period and the Company will promptly amend or supplement or renew the Canadian Base Prospectus, the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance. The Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice, and the Investor shall not be obligated to purchase any Common Shares under this Agreement, during any such period in which the Investor’s use of the Canadian Base Prospectus, the Registration Statement or the Prospectuses is so suspended or otherwise unavailable. The Investor shall furnish to the Company such information regarding itself, the Securities held by it and the intended method of distribution thereof as shall be reasonably requested by the Company in connection with the preparation and filing of any such amendment to or renewal of the Registration Statement, the Canadian Base Prospectus or any Prospectus, and shall otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any such amendment to or renewal of the Registration Statement, the Canadian Base Prospectus or any Prospectus.
(j)Compliance with Laws. The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material permits, licenses and other authorizations required by federal, provincial, state and local law in order to conduct their businesses substantially as described in the Prospectuses, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to have a Material Adverse Effect. The Company shall comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act and the Exchange Act as from time to time in force in connection with the offer, issuance and sale of the Securities contemplated by the Transaction Documents. Without limiting the generality of the foregoing, neither the Company nor any of its officers, directors or affiliates will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which would reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor the Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the SEC’s current interpretation as to entities that are not considered an investment company. The Company and the Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.
(k)Stop Orders. The Company shall advise the Investor promptly (but in no event later than twenty-four (24) hours) and shall confirm such advice in writing: (i) of the Company’s receipt of notice of any request by the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority for amendment of or a supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Canadian Base Prospectus or Canadian Prospectus Supplement, or of the Company’s receipt of any notification of the suspension of qualification of the Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in the Canadian Base Prospectus, the Registration Statement or any Prospectus untrue or which requires the making of any additions to or changes to the statements then made in the Canadian Base Prospectus, the Registration Statement or any Prospectus in order to state a material fact required by the Securities Act or Canadian Securities Laws to be stated therein or necessary in order to make the statements then made therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with the Securities Act, Canadian Securities Laws or any other law. The Company shall not be required to disclose to the Investor the substance or specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence, but rather, shall only be required to disclose that the event has occurred. The Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice, and the Investor shall not be obligated to purchase any Common Shares under this Agreement and agrees not to resell any Securities covered by the Registration Statement or the Canadian Prospectus through the Registration Statement or the Canadian Prospectus, as applicable, during the continuation or pendency of any of the foregoing events. If at any time the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the Canadian Base Prospectus or Canadian Prospectus Supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest possible time. The Company shall furnish to the Investor, without charge, a copy of any correspondence from the SEC or the staff of the SEC, any Canadian Qualifying Authority, or any other federal, provincial or state governmental authority to the Company or its representatives relating to the Canadian Base Prospectus, the Registration Statement or any Prospectus, as the case may be.
(l)Amendments to Registration Statement; Prospectus Supplements. During the Registration Period, (i) the Company will notify the Investor promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement, other than documents incorporated by reference, has been filed with any Canadian Qualifying Authority or the SEC, as applicable, and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a Prospectus has been filed and of any request by any Canadian Qualifying Authority or the SEC for any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for additional information, (ii) the Company will prepare and file with Canadian Qualifying Authorities and the SEC, promptly upon the Investor’s request, any amendments or supplements to the Canadian Base Prospectus, the Registration Statement or any Prospectus, as applicable, that, in the Investor’s reasonable opinion, may be necessary or advisable in connection with any acquisition or sale of Securities by the Investor (provided, however, that the failure of the Investor to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Investor’s right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus, other than documents incorporated by reference, relating to the Investor, the Securities or the transactions contemplated hereby unless (A) the Investor shall have been advised and afforded the opportunity to review and comment thereon at least two (2) Business Days prior to filing with the SEC or any Canadian Qualifying Authority, as the case may be, (B) the Company shall have given due consideration to any comments thereon received from the Investor or its counsel, and (C) the Investor has not reasonably objected thereto (provided, however, that the failure of the Investor to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Investor’s right to rely on the representations and warranties made by the Company in this Agreement), and the Company will furnish to the Investor at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus, except for those documents available via SEDAR or EDGAR; and (iv) the Company will cause each amendment or supplement to the Canadian Prospectus, other than documents incorporated by reference, to be filed with Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws and will cause each amendment or supplement to the U.S. Prospectus, other than documents incorporated by reference, to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10.
(m)Prospectus Delivery. The Company will furnish to the Investor and its counsel (at the expense of the Company) copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses that are filed with Canadian Qualifying Authorities or the SEC during the Registration Period (including all documents filed with or furnished to Canadian Qualifying Authorities or the SEC, as applicable, during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Investor may from time to time reasonably request and, at the Investor’s request, will also furnish copies of the U.S. Prospectus to each U.S. exchange or U.S. market on which sales of the Securities may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to the Investor to the extent such document is available on SEDAR or EDGAR. The Investor shall comply with the prospectus delivery requirements under the Securities Act in connection with any resale of the Securities under the Registration Statement.
(n)Use of Proceeds. The Company will use the net proceeds from the offering contemplated hereby as described in the Prospectuses in the section entitled “Use of Proceeds.”
(o)Other Transactions. During the term of this Agreement, the Company shall not enter into, announce or recommend to its shareholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company to perform its obligations under the Transaction Documents, including, without limitation, the obligation of the Company to deliver the Purchase Shares and the Commitment Shares to the Investor in accordance with the terms of the Transaction Documents.
(p)No Offer to Sell. Neither the Investor nor the Company (including its agents and representatives) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Common Shares hereunder.
(q)No Aggregation. From and after the date of this Agreement, neither the Company, nor or any of its affiliates will, and the Company shall use its commercially reasonable efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to buy any security, under circumstances that would reasonably be expected to cause this offering of the Securities by the Company to the Investor to be aggregated with other offerings by the Company in a manner that would require shareholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are listed or designated unless shareholder approval is obtained before the closing of such subsequent transaction in accordance with the rules of such Principal Market.
(r)No Canadian Offers or Sales by Investor. The Investor covenants and agrees that it shall: (i) offer or sell any Securities that may be issued to the Investor pursuant to this Agreement only in transactions executed on the Principal Market through a registered broker-dealer located in the United States; and (ii) not offer or sell any Securities that may be issued pursuant to this Agreement on the NEO or any other Canadian stock exchange or quotation system.
(s)Required Filings Relating to Purchases. The Company agrees to disclose in its quarterly reports, annual information form or annual financial statements / annual report on Form 40-F or 20-F and, if requested by the Investor, in prospectus supplements to be filed from time to time, the number of Purchase Shares sold to the Investor during the relevant period, the purchase price for such Purchase Shares and the net proceeds received by the Company from such sales. The Company shall not file any prospectus supplement pursuant to this Section 5(u), and shall not file any report containing disclosure relating to such sales of Purchase Shares, unless a copy of such prospectus supplement or disclosure has been submitted to the Investor a reasonable period of time before the filing and the Investor has not reasonably objected thereto (it being acknowledged and agreed that the Company shall not submit to the Investor any portion of any quarterly reports, annual information form or annual financial statements / annual report on Form 40-F or 20-F other than the specific disclosure relating to any sales of Purchase Shares). The Company shall also furnish copies of all such prospectus supplements to each exchange or market in the United States on which sales of the Purchase Shares may be made as may be required by the rules or regulations of such exchange or market, if applicable.
(t)Limitation on Similar Transactions. From and after the date of this Agreement until the earlier of: (i) one hundred eighty (180) days after the date on which this Agreement is terminated pursuant to Section 11 hereof; and (ii) the thirty-six (36) month anniversary of the Commencement Date (if the Commencement has occurred); the Company and its Subsidiaries shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents (or any combination of units thereof) in any “equity line of credit” or other similar continuous offering in which the Company may offer, issue or sell Common Shares or Common Share Equivalents (or any combination of units thereof) at a future determined price, other than in connection with an Exempt Issuance. The Investor shall be entitled to seek injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages, without the necessity of showing economic loss and without any bond or other security being required. “Common Share Equivalents” means any securities of the Company or its Subsidiaries which entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares. “Exempt Issuance” means the issuance of (a) any Securities issued to the Investor pursuant to this Agreement, (b) any securities issued upon the exercise or exchange of or conversion of any Common Shares or Common Share Equivalents owned or held, directly or indirectly, by the Investor at any time, (c) any securities, including, without limitation, Common Shares or Common Share Equivalents (or any combination of units thereof), issuable to the Investor or any of its affiliates or designees pursuant to any other agreement or arrangement between the Investor or any of its affiliates or designees, on the one hand, and the Company or any of its Subsidiaries, on the other hand, entered into after the date of this Agreement, if any, or (d) Common Shares issued pursuant to an “at-the-market offering” by the Company exclusively through one or more registered broker-dealer(s) acting as agent(s) of the Company pursuant to a written agreement between the Company and such registered broker-dealer(s) only.
(u) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the Transactions other than the Registration Statement and the Prospectuses, provided that the Investor covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company.

6.TRANSFER AGENT INSTRUCTIONS.
On the Execution Date, the Company shall issue to the Transfer Agent (and any subsequent transfer agent) irrevocable instructions, in the form furnished to the Company by the Investor and in the form satisfactory to the Company acting reasonably, to issue the Purchase Shares and the Commitment Shares to the Investor in accordance with the terms of this Agreement (the “Irrevocable Transfer Agent Instructions”). All Securities to be issued to or for the benefit of the Investor pursuant to this Agreement shall be issued as DWAC Shares. The Company warrants to the Investor that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 6 will be given by the Company to the Transfer Agent with respect to the Securities, and the Securities shall otherwise be freely transferable in the United States of America on the books and records of the Company.
7.CONDITIONS TO THE COMPANY’S RIGHT TO COMMENCE SALES OF COMMON SHARES.
The right of the Company hereunder to commence sales of the Purchase Shares on the Commencement Date is subject to the satisfaction or, where legally permissible, the waiver of each of the following conditions:
(a)the Investor shall have executed this Agreement and delivered the same to the Company;
(b)no stop order with respect to the Registration Statement shall be pending or threatened by the SEC; and
(c)the representations and warranties of the Investor shall be true and correct in all material respects as of the Execution Date and as of the Commencement Date as though made at that time.
8.CONDITIONS TO THE INVESTOR’S OBLIGATION TO PURCHASE COMMON SHARES.
The obligation of the Investor to buy Purchase Shares under this Agreement is subject to the satisfaction or, where legally permissible, the waiver of each of the following conditions on or prior to the Commencement Date and, once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred:
(a)the Company shall have executed each of the Transaction Documents and delivered the same to the Investor;
(b)the Common Shares shall be listed or quoted on the Principal Market and conditionally listed on the NEO, subject only to customary listing conditions, trading in the Common Shares shall not have been within the last 365 days suspended by the SEC, the Principal Market or the NEO, and all Securities to be issued by the Company to the Investor pursuant to this Agreement shall have been approved for listing or quotation on the Principal Market and the NEO in accordance with the applicable rules and regulations of the Principal Market and the NEO, as applicable, subject only to official notice of issuance and the Exchange Cap and any standard listing conditions for transactions of this nature;
(c)the Investor shall have received the opinions and negative assurance letter of the Company’s U.S. counsel and the opinions of the Company’s Canadian counsel, each dated as of the Commencement Date, in the forms to be agreed upon between the parties hereto and their legal counsel;
(d)the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (except to the extent that any of such representations and warranties are qualified as to materiality, in which case, such representations and warranties shall be true and correct as so qualified) as of the Execution Date and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date. The Investor shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the Commencement Date, to the foregoing effect in the form attached hereto as Exhibit A;
(e)the Board of Directors of the Company shall have adopted resolutions in connection with this Agreement and the transactions contemplated hereby which shall be in full force and effect without any amendment or supplement thereto as of the Commencement Date;
(f)as of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common Shares, solely for the purpose of effecting purchases of Purchase Shares hereunder, the Purchase Shares and the Commitment Shares;
(g)the Irrevocable Transfer Agent Instructions shall have been delivered to the Company’s Transfer Agent (or any successor transfer agent) and acknowledged in writing by the Company and the Company’s Transfer Agent (or any successor transfer agent), and the Commitment Shares required to be issued in accordance with Section 5(e) hereof shall have been issued directly to the Investor electronically as DWAC Shares;
(h)the Company shall have delivered to the Investor a certificate of status for the Company, issued by the Registrar of Corporations for the Province of Ontario, dated within one Business Day prior to the Commencement Date;
(i)the Company shall have delivered to the Investor a certificate executed by the Chief Executive Officer of the Company, dated as of the Commencement Date, in the form attached hereto as Exhibit B;
(j)the Registration Statement (including through any necessary renewals) shall continue to be effective and no stop order with respect to the Registration Statement shall be pending or threatened by the SEC. The Company shall have a maximum dollar amount certain of Common Shares registered under the Registration Statement which is sufficient to issue to the Investor not less than (i) the full Available Amount worth of Purchase Shares plus (ii) all of the Commitment Shares. The Current Report and the U.S. Prospectus each shall have been filed with the SEC, the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities, and the Initial Press Release shall have been issued, in each case as required pursuant to Section 5(a) hereof, and copies of the Prospectuses shall have been delivered to the Investor in accordance with Section 5(m) hereof. The Prospectuses (including through any necessary renewals) shall be current and available for issuances and sales of all of the Securities by the Company to the Investor, and for the resale of all of the Securities by the Investor. Any other prospectus supplements required to have been filed by the Company with the SEC under the Securities Act or any Canadian Qualifying Authority under Canadian Securities Laws at or prior to the Commencement Date shall have been filed with the SEC or such Canadian Qualifying Authority, as applicable, within the applicable time periods prescribed for such filings under the Securities Act or Canadian Securities Laws, as applicable. All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC or any Canadian Qualifying Authority at or prior to the Commencement Date pursuant to the reporting requirements of the Exchange Act or Canadian Securities Laws, as applicable, shall have been filed with the SEC or such Canadian Qualifying Authority, as applicable, within the applicable time periods prescribed for such filings under the Exchange Act or Canadian Securities Laws, as applicable;
(k)no Suspension Event has occurred, or any event which, after notice and/or lapse of time, would become a Suspension Event has occurred;
(l)all federal, state, provincial, local and foreign governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with, and all consents, authorizations and orders of, and all filings and registrations with, all federal, state, provincial, local and foreign courts or governmental agencies and all federal, state, provincial, local and foreign regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under Canadian Securities Laws, the Securities Act, the Exchange Act, applicable U.S. state securities or “Blue Sky” laws or applicable rules and regulations of the Principal Market and the NEO, or otherwise required by the Canadian Qualifying Authorities, the SEC, the Principal Market, the NEO or any U.S. state or Canadian provincial securities regulators;
(m)no statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, provincial, local or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents;
(n)no action, suit or proceeding before any federal, state, provincial, local or foreign arbitrator or any court or governmental authority of competent jurisdiction shall have been commenced or threatened that would be reasonably likely to have a Material Adverse Effect, and no inquiry or investigation by any federal, state, provincial, local or foreign governmental authority of competent jurisdiction shall have been commenced or threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions, that would be reasonably likely to have a Material Adverse Effect; and
(o)The Company shall have furnished to the Investor satisfactory evidence of its due and valid authorization of C T Corporation System as its agent to receive service of process in the United States pursuant to Section 12(a) hereof, and satisfactory evidence from C T Corporation System accepting its appointment as such agent.
9.INDEMNIFICATION.
In consideration of the Investor’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Investor and all of its affiliates, shareholders, officers, directors, employees and direct or indirect investors and any of the foregoing Person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements but excluding loss of profits (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to: (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (d) any violation of the Securities Act, the Exchange Act, U.S. state securities or “Blue Sky” laws or Canadian Securities Laws, or the rules and regulations of the Principal Market or the NEO in connection with the transactions contemplated by the Transaction Documents by the Company or any of its Subsidiaries, affiliates, officers, directors or employees, (e) any untrue statement or alleged untrue statement of a material fact contained in the Canadian Base Prospectus, the Registration Statement or any Prospectus or any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or in any free writing prospectus or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Common Shares under the securities laws thereof or filed with any Canadian Qualifying Authority or the SEC, (f) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading, or (g) the failure of the Canadian Base Prospectus or the Canadian Prospectus or any amendment or supplement to the Canadian Base Prospectus or the Canadian Prospectus to contain full, true and plain disclosure of all material facts relating to the Securities and to the Company; provided, however, that (I) the indemnity contained in clause (c) of this Section 9 shall not apply to any Indemnified Liabilities which directly and primarily result from the fraud, gross negligence or willful misconduct of an Indemnitee, (II) the indemnity contained in clauses (d), (e), (f) and (g) of this Section 9 shall not apply to any Indemnified Liabilities to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use in any Prospectus (it being hereby acknowledged and agreed that the written information set forth on Exhibit C attached hereto is the only written information furnished to the Company by or on behalf of the Investor expressly for use in any Prospectus), if the Prospectus was timely made available by the Company to the Investor pursuant to Section 5(m) hereof, (III) the indemnity contained in clauses (d), (e), (f) and (g) of this Section 9 shall not inure to the benefit of the Investor to the extent such Indemnified Liabilities are based on a failure of the Investor to deliver or to cause to be delivered any Prospectus made available by the Company, if such Prospectus was timely made available by the Company pursuant to Section 5(m) hereof, and if delivery of the Prospectus would have cured the defect giving rise to such Indemnified Liabilities, and (IV) the indemnity in this Section 9 shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Payment under this indemnification shall be made within thirty (30) days from the date Investor makes written request for it. A certificate containing reasonable detail as to the amount of such indemnification submitted to the Company by Investor shall be conclusive evidence, absent manifest error, of the amount due from the Company to Investor. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Indemnitee, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.
10.SUSPENSION EVENTS.
A “Suspension Event” shall be deemed to have occurred at any time as any of the following events occurs:
(a)the effectiveness of the Registration Statement registering the Securities lapses for any reason (including, without limitation, the issuance of a stop order or similar order) or any of the Canadian Base Prospectus, the Registration Statement or any Prospectus is unavailable for the sale by the Company to the Investor (or the resale by the Investor) of any or all of the Securities to be issued to the Investor under the Transaction Documents (including, without limitation, as a result of any failure of the Company to satisfy all of the requirements for the use of a registration statement on Form F-10 pursuant to the Securities Act for the offering and sale of the Securities contemplated by this Agreement), and such lapse or unavailability continues for a period of ten (10) consecutive Business Days or for more than an aggregate of thirty (30) Business Days in any 365-day period;
(b)the suspension of the Common Shares from trading or the failure of the Common Shares, including the Securities, to be listed on the Principal Market for a period of one (1) Business Day, provided that the Company may not direct the Investor to purchase any Common Shares during any such suspension;
(c)the delisting of the Common Shares from the NYSE American (or any nationally recognized successor thereto), provided, however, that the Common Shares are not immediately thereafter trading on The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the New York Stock Exchange, the NYSE Arca, or the OTCQX or OTCQB operated by the OTC Markets Group, Inc. (or any nationally recognized successors thereto);
(d)the failure for any reason by the Transfer Agent to issue as DWAC Shares (i) the Commitment Shares to the Investor within two (2) Business Days after the Commencement Date, or (ii) Purchase Shares to the Investor within two (2) Business Days after the applicable Regular Purchase Date or Accelerated Purchase Date on which the Investor is entitled to receive such Purchase Shares;
(e)the Company breaches any representation, warranty, covenant or other term or condition under any Transaction Document if such breach would reasonably be expected to have a Material Adverse Effect and except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five (5) Business Days;
(f)if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

(g)if the Company, pursuant to or within the meaning of any Bankruptcy Law, (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or is generally unable to pay its debts as the same become due;
(h)a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary;
(i)if, at any time, the Company is not eligible to transfer its Common Shares electronically as DWAC Shares; or
(j)if, at any time after the Commencement Date, the Company has issued an aggregate number of Common Shares with respect to which the Exchange Cap applies under the applicable rules of the NYSE American equal to the Exchange Cap, and the Company has not then obtained the shareholder approval referred to in Section 2(h)(i) hereof in accordance with the applicable rules of the NYSE American.
In addition to any other rights and remedies under applicable law and this Agreement, so long as a Suspension Event has occurred and is continuing, or if any event which, after notice and/or lapse of time, would reasonably be expected to become a Suspension Event has occurred and is continuing, the Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice.
11.TERMINATION
This Agreement may be terminated only as follows:
(a)If pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company which is not discharged within ninety (90) days, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors (any of which would be a Suspension Event as described in Sections 10(f), 10(g) and 10(h) hereof), this Agreement shall automatically terminate without any liability or payment to the Company (except as set forth below) without further action or notice by any Person.
(b)In the event that the Commencement shall not have occurred on or before June 30, 2023, due to the failure to satisfy the conditions set forth in Sections 7 and 8 hereof with respect to the Commencement, either the Company or the Investor shall have the option to terminate this Agreement at the close of business on such date or thereafter without liability of any party to any other party (except as set forth below); provided, however, that the right to terminate this Agreement under this Section 11(b) shall not be available to any party if such party is then in breach of any covenant or agreement contained in this Agreement or any representation or warranty of such party contained in this Agreement fails to be true and correct such that the conditions set forth in Sections 7(c) or 8(d) hereof, as applicable, could not then be satisfied.
(c)At any time after the Commencement Date, the Company shall have the option to terminate this Agreement for any reason or for no reason by delivering notice (a “Company Termination Notice”) to the Investor electing to terminate this Agreement without any liability whatsoever of any party to any other party under this Agreement (except as set forth below). The Company Termination Notice shall not be effective until one (1) Business Day after it has been received by the Investor.

(d)This Agreement shall automatically terminate on the date that the Company sells and the Investor purchases the full Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).
(e)If, for any reason or for no reason, the full Available Amount has not been purchased in accordance with Section 2 hereof by the Maturity Date, this Agreement shall automatically terminate on the Maturity Date, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).
Except as set forth in Sections 11(a) (in respect of a Suspension Event under Sections 10(f), 10(g) and 10(h) hereof), 11(d) and 11(e) hereof, any termination of this Agreement pursuant to this Section 11 shall be effected by written notice from the Company to the Investor, or the Investor to the Company, as the case may be, setting forth the basis for the termination hereof. The representations and warranties of the Company and the Investor contained in Sections 3 and 4 hereof, the indemnification provisions set forth in Section 9 hereof and the agreements and covenants set forth in Sections 5, 6, 10, 11 and 12 hereof shall survive the Commencement and any termination of this Agreement. No termination of this Agreement shall (i) affect the Company’s or the Investor’s rights or obligations under this Agreement with respect to pending Regular Purchases or Accelerated Purchases and the Company and the Investor shall complete their respective obligations with respect to any pending Regular Purchases and Accelerated Purchases under this Agreement, or (ii) be deemed to release the Company or the Investor from any liability for intentional misrepresentation or willful breach of any of the Transaction Documents.
12.MISCELLANEOUS.
(a)Governing Law; Jurisdiction; Jury Trial. The construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the Transaction Documents, to the extent permitted by law. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed C T Corporation, at 1015 15th Street N.W., Suite 1000, Washington, DC 20005 (together with any successor, the “Agent for Service”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any state or federal court sitting in the City of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Common Shares shall be outstanding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement (or, in the case of the Company, to the Agent for Service) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
(b)Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, www.echosign.adobe.com, etc., shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.
(c)Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
(d)Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.
(e)Entire Agreement; Amendment. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the subject matter hereof, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. The Company acknowledges and agrees that is has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in the Transaction Documents. No provision of this Agreement may be amended other than by a written instrument signed by both parties hereto.
(f)Notices. Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt when delivered personally; (ii) upon receipt when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:
If to the Company:
Cybin Inc.
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9 Canada

Telephone:     (866) 292-4601
E-mail:         Doug@cybin.com
Attention:    Douglas Drysdale, Chief Executive Officer
With a copy to (which shall not constitute notice or service of process):
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
Telephone:    (416) 367-7388
Facsimile:    (416) 367-7371
E-mail:        raymer.richard@dorsey.com
Attention:    Richard Raymer, Esq.
With a copy to (which shall not constitute notice or service of process):
Aird & Berlis LLP
Brookfield Place
181 Bay Street, Suite 1800
Toronto, Ontario M5J 2T9
Telephone:    (416) 865-3081
Facsimile:     (416) 863-1515
E-mail: saltshuler@airdberlis.com
Attention: Sherri Altshuler
If to the Investor:
Lincoln Park Capital Fund, LLC
440 North Wells, Suite 410
Chicago, IL 60654
Telephone:    (312) 822-9300
Facsimile:    (312)-822-9301
E-mail:        jscheinfeld@lpcfunds.com/jcope@lpcfunds.com
Attention:    Josh Scheinfeld/Jonathan Cope
With a copy to (which shall not constitute notice or service of process):
K&L Gates LLP
200 S. Biscayne Blvd., Suite 3900
Miami, FL 33131
Telephone:    (305) 539-3306
Facsimile:    (305) 358-7095
E-mail:     clayton.parker@klgates.com
Attention:     Clayton E. Parker, Esq.
or at such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or email account containing the time, date, and recipient facsimile number or email address, as applicable, and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.
(g)Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and any permitted successors and assigns of the Company. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, including by merger or consolidation. The Investor may not assign its rights or obligations under this Agreement.
(h)No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and any permitted successors and assigns of the Company and, except as set forth in Section 9, is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
(i)Publicity. Subject to all Applicable Laws, including without limitation Canadian Securities Law and the rules and regulations of any stock exchange upon which the Company’s shares are listed, the Company shall use commercially reasonable efforts to: (a) afford the Investor and its counsel with the opportunity to review and comment upon, to consult with the Investor and its counsel on the form and substance of, and to give due consideration to all such comments from the Investor or its counsel on, any press release, SEC filing or any other public disclosure by or on behalf of the Company relating to the Investor, its purchases hereunder or any aspect of the Transaction Documents or the Transactions contemplated thereby, not less than twenty-four (24) hours prior to the issuance, filing or public disclosure thereof; and (b) provide the Investor with a final version of any such press release, SEC filing or other public disclosure at least twenty-four (24) hours prior to any release, filing or use by the Company thereof.
(j)Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to consummate and make effective, as soon as reasonably possible, the Commencement, and to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(k)No Financial Advisor, Placement Agent, Broker or Finder. The Company represents and warrants to the Investor that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Investor represents and warrants to the Company that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Company shall not be responsible for the payment of any fees or commissions, if any, of any broker-dealer engaged by the Investor after the date of this Agreement in connection with any resale of the Securities by the Investor. The Company shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by the Company relating to or arising out of the transactions contemplated hereby; provided, however, that the Company shall not be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by the Investor in connection with the transactions contemplated hereby. The Company shall pay, and hold the Investor harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out of pocket expenses) arising in connection with any claim for fees or commissions of any financial advisor, placement agent, broker or finder engaged by the Company in connection with the transactions contemplated hereby.
(l)No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)Remedies, Other Obligations, Breaches and Injunctive Relief. The Investor’s remedies provided in this Agreement, including, without limitation, the Investor’s remedies provided in Section 9 hereof, shall be cumulative and in addition to all other remedies available to the Investor under this Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy of the Investor contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Investor’s right to pursue actual damages for any failure by the Company to comply with the terms of this Agreement. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investor and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Investor shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
(n)Enforcement Costs. If: (i) this Agreement is placed by the Investor in the hands of an attorney for enforcement or is enforced by the Investor through any legal proceeding; (ii) an attorney is retained to represent the Investor in any bankruptcy, reorganization, receivership or other proceedings affecting creditors’ rights and involving a claim under this Agreement; or (iii) an attorney is retained to represent the Investor in any other proceedings whatsoever in connection with this Agreement, then the Company shall pay to the Investor, as incurred by the Investor, all reasonable costs and expenses including reasonable attorneys’ fees incurred in connection therewith, in addition to all other amounts due hereunder.
(o)Amendment; Waiver; Failure or Indulgence Not Waiver. No provision of this Agreement may be amended other than by a written instrument signed by both parties hereto. No provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.
(p)Judgment Currency. The Company agrees to indemnify the Investor and all of its affiliates, shareholders, officers, directors, employees and direct or indirect investors, against any loss incurred by the Investor as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.
(q)Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted, as contemplated by this Agreement, to take into account any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction effected with respect to the Common Shares.
** Signature Page Follows **

IN WITNESS WHEREOF, the Investor and the Company have caused this Agreement to be duly executed as of the date first written above.
THE COMPANY:
CYBIN INC.
By: /s/ Douglas Drysdale______________________
Name: Douglas Drysdale
Title: Chief Executive Officer

INVESTOR:
LINCOLN PARK CAPITAL FUND, LLC
BY: LINCOLN PARK CAPITAL, LLC
BY: ROCKLEDGE CAPITAL CORPORATION
By: /s/ Josh Scheinfeld______
Name: Josh Scheinfeld
Title: President

EXHIBITS
Exhibit A    Form of Officer’s Certificate
Exhibit B    Form of Officer’s Certificate
Exhibit C    Information About Investor Furnished to the Company

EXHIBIT A
FORM OF OFFICER’S CERTIFICATE
This Officer’s Certificate (“Certificate”) is being delivered pursuant to Section 8(d) of that certain Purchase Agreement dated as of May 30, 2023, (“Purchase Agreement”), by and between CYBIN INC., a company incorporated under the laws of the Province of Ontario (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.
The undersigned, Douglas Drysdale, as the duly appointed Chief Executive Officer of the Company hereby certifies for and on behalf of the Company (without personal liability), to the best of his knowledge, information and belief, after due enquiry, that:
1.The representations and warranties of the Company contained in the Purchase Agreement are true and correct in all material respects (except to the extent that any of such representations and warranties are qualified as to materiality in the Purchase Agreement, in which case, such representations and warranties are true and correct in all material respects as so qualified) as of the date of the Purchase Agreement and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, in which case such representations and warranties are true and correct in all material respects as of such date);
2.The Company has performed, satisfied and complied in all material respects with covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date, to the extent not otherwise waived.
3.The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. The Company is financially solvent and is generally able to pay its debts as they become due.
DATED the ____ day of ________________, 2023.

Name: Douglas Drysdale
Title: Chief Executive Officer

EXHIBIT B
FORM OF OFFICER’S CERTIFICATE
This Officer’s Certificate (“Certificate”) is being delivered pursuant to Section 8(i) of that certain Purchase Agreement dated as of May 30, 2023 (the “Purchase Agreement”), by and between CYBIN INC., a company incorporated under the laws of the Province of Ontario (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.
The undersigned, Douglas Drysdale, as the duly appointed Chief Executive Officer of the Company hereby certifies for and on behalf of the Company (without personal liability), to the best of his knowledge, information and belief, after due enquiry, that:
1.Attached hereto as Schedule “A” is a complete and correct copy of all of the current articles of the Company (the “Articles”). The Articles are in full force and effect as of the date hereof and neither the directors nor the shareholders of the Company have passed, confirmed or consented to any amendments or variations thereof.
2.Attached hereto as Schedule “B” is a complete and correct copy of all of the by-laws of the Company (the “By-laws”). The By-laws are in full force and effect as at the date hereof without further amendment. No proceeding has been taken to the date hereof to authorize the Company to amend the By-laws and neither the directors nor the shareholders of the Company have passed, confirmed or consented to any resolutions amending or varying the By-laws.
3.Attached hereto as Schedule “C” is a complete and correct copy of resolutions duly and validly passed by the directors of the Company relating to the Transactions, which resolutions are the only resolutions of the board of directors pertaining to the subject matter thereof and which resolutions have been passed by the directors of the Company and have not been amended, supplemented or repealed and are in full force and effect, unamended, at the date hereof.
4.Attached hereto as Schedule “D” is an incumbency certificate and genuine specimen signature of the signing officer of the Company.
DATED the ____ day of ________________, 2023.

Name: Douglas Drysdale
Title: Chief Executive Officer

EXHIBIT C
Information About The Investor Furnished To The Company By The Investor
Expressly For Use In Connection With Prospectuses
Information With Respect to Lincoln Park Capital
As of the date of the Purchase Agreement, Lincoln Park Capital Fund, LLC, beneficially owned zero (0) Common Shares. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, the manager of Lincoln Park Capital Fund, LLC, are deemed to be beneficial owners of all of the Common Shares owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus supplement filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.